TASEKO MINES LIMITED Management's Discussion and Analysis

This management's discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment.  This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting, for the three and nine months ended September 30, 2025 (the "Financial Statements").  You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedarplus.ca ("SEDAR+") and on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system on the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of November 12, 2025.  All dollar figures stated herein are expressed in thousands of Canadian dollars ("$", "Cdn$"), unless otherwise indicated.  Included throughout this MD&A are references to non-GAAP performance measures, which are denoted with an asterisk.  An explanation of these non-GAAP measures and their calculations are provided on page 24.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities, and events or developments that the Company expects are forward looking statements.  Although we believe the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements.  Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward looking statements.  All of the forward looking statements made in this MD&A are qualified by these cautionary statements.  We disclaim any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.  Further information concerning risks and uncertainties associated with these forward looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED Management's Discussion and Analysis

TASEKO MINES LIMITED Management's Discussion and Analysis

Overview

Taseko is a copper-focused mining company that seeks to create long-term shareholder value by acquiring, developing and operating large tonnage mineral deposits in stable jurisdictions that are capable of supporting a mine for decades.  The Company's principal assets are the wholly-owned Gibraltar mine ("Gibraltar"), which is located in central British Columbia ("BC") and is one of the largest copper mines in North America, and the Florence Copper production facility ("Florence" or "Florence Copper"), which is located in Arizona and has recently commenced operations.  Taseko also owns the Yellowhead copper, New Prosperity copper-gold, and Aley niobium projects in British Columbia.

Highlights

Operating data	Three months ended September 30,			Nine months ended September 30,
(Gibraltar - 100% basis)	2025	2024	Change	2025	2024	Change
Tons mined (millions)	29.3	23.2	6.1	82.9	64.4	18.5
Tons milled (millions)	7.8	7.6	0.2	23.4	21.0	2.4
Production (million pounds Cu)	27.6	27.1	0.5	67.4	77.0	(9.6)
Sales (million pounds Cu)	26.3	26.3	-	67.1	80.6	(13.5)

Financial data (Cdn$ in thousands, except per share amounts)	Three months ended September 30,			Nine months ended September 30,
	2025	2024	Change	2025	2024[1]	Change
Revenues	173,906	155,617	18,289	429,137	440,294	(11,157)
Cash flows from operations	36,478	65,038	(28,560)	118,324	159,323	(40,999)
Net income (loss)	(27,838)	(180)	(27,658)	(34,530)	7,763	(42,293)
Per share - Basic ("EPS")	(0.09)	-	(0.09)	(0.11)	0.03	(0.14)
Earnings from mining operations before depletion, amortization and non-recurring items*	67,326	54,516	12,810	130,825	184,241	(53,416)
Adjusted EBITDA*	62,137	47,689	14,448	113,960	168,389	(54,429)
Adjusted net income (loss)*	5,584	8,228	(2,644)	(14,384)	46,459	(60,843)
Per share - Basic ("Adjusted EPS")*	0.02	0.03	(0.01)	(0.05)	0.16	(0.21)

1 On March 25, 2024, the Company completed its acquisition of the remaining 50% interest in Cariboo Copper Corp. ("Cariboo") from Dowa Metals & Mining Co., Ltd. and Furukawa Co., Ltd. and increased its effective interest in Gibraltar from 87.5% to 100%.  As a result, the financial results reported in this MD&A reflect the Company's 87.5% effective interest from March 15, 2023 to March 25, 2024 and 100% effective interest thereafter.  For more information on the Company's acquisition of Cariboo, refer to the Financial Statements-Note 12a.

TASEKO MINES LIMITED Management's Discussion and Analysis

Third Quarter Review

• Earnings from mining operations before depletion, amortization and non-recurring items* was $67.3 million, Adjusted EBITDA* was $62.1 million and cash flow from operations was $36.5 million;

• Net loss was $27.8 million ($0.09 loss per share) and Adjusted net income* was $5.5 million ($0.02 earnings per share);

• Gibraltar produced 27.6 million pounds of copper, including 0.9 million pounds of copper cathode, at a total operating (C1) cost* of US$2.87 per pound of copper produced.  Copper head grade was 0.22% and recovery was 77% for the quarter;

• Gibraltar sold 26.3 million pounds of copper at an average realized copper price of US$4.49 per pound contributing to revenues of $173.9 million for Taseko;

• In July 2025, the Company filed an updated technical report for the Yellowhead copper project highlighting a 25 year mine life with an average annual copper production of 178 million pounds at a total cash cost (C1) of US$1.90 per pound, and a net present value of $2.0 billion (8% discount rate, US$4.25 per pound copper and US$2,400 per ounce gold).  The Company also announced that it had formally commenced the Environmental Assessment process;

• In October 2025, the Company announced receipt of final approvals required to commence wellfield injection and recovery operations at Florence Copper.  First copper cathode production is expected in early 2026; and

• In October 2025, the Company closed an equity financing (the "Offering") with a syndicate of underwriters pursuant to which the Company issued 42.7 million common shares at a price of US$4.05 per share for gross proceeds of US$172.8 million.  Proceeds from the Offering were used to repay outstanding debt under the Company's revolving credit facility and are available for general corporate purposes, including to support further wellfield development at Florence Copper and advancement of the Yellowhead project.

TASEKO MINES LIMITED Management's Discussion and Analysis

Review of Operations

Gibraltar

Operating data (100% basis)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Tons mined (millions)	29.3	30.4	23.2	24.0	23.2
Tons milled (millions)	7.8	7.7	7.9	8.3	7.6
Strip ratio	1.5	2.3	4.6	1.9	1.2
Site operating cost per ton milled*	$14.98	$11.23	$8.73	$12.18	$14.23
Copper concentrate
Head grade (%)	0.22	0.20	0.19	0.22	0.23
Recovery (%)	77.2	63.2	67.5	78.2	78.9
Production (million pounds Cu)	26.7	19.4	20.0	28.6	27.1
Sales (million pounds Cu)	25.4	19.0	21.8	27.4	26.3
Inventory (million pounds Cu)	4.0	2.7	2.3	4.1	2.9
Copper cathode
Production (thousand pounds Cu)	895	395	-	-	-
Sales (thousand pounds Cu)	905	-	-	-	-
Molybdenum concentrate
Production (thousand pounds Mo)	558	180	336	578	421
Sales (thousand pounds Mo)	421	178	364	607	348
Per unit data (US$ per Cu pound produced)[1]
Site operating cost*	$3.09	$3.15	$2.41	$2.52	$2.91
By-product credit*	(0.39)	(0.19)	(0.33)	(0.42)	(0.25)
Site operating cost, net of by-product credit*	2.70	2.96	2.08	2.10	2.66
Off-property cost*	0.17	0.18	0.18	0.32	0.26
Total operating (C1) cost*	$2.87	$3.14	$2.26	$2.42	$2.92

1 Copper pounds produced include both copper in concentrate and copper cathode.

TASEKO MINES LIMITED Management's Discussion and Analysis

Operations Analysis

Third Quarter Review

Mining is advancing deeper into the Connector pit and is beginning to benefit from improved copper grades and ore quality.  A total of 29.3 million tons were mined in the third quarter, comparable to the previous quarter.

Gibraltar copper production increased to 27.6 million pounds, including 0.9 million pounds of copper cathode.  Copper head grades averaged 0.22% and while behind plan was significantly improved over the first two quarters of 2025.  Copper head grades are expected to further improve in the fourth quarter as mining progresses deeper into the Connector pit.  Copper recoveries averaged 77% for the quarter and steadily improved as mining advanced beyond the oxidized and supergene zones encountered in the initial phases of Connector pit.

Mill throughput was 7.8 million tons in the third quarter, in line with nameplate milling capacity of 85,000 tons per day.

Total site costs* were $123.8 million (including capitalized stripping of $6.1 million) for the third quarter and was higher than the prior year comparative quarter reflecting higher mining rates and the restart of the SX/EW plant.

Molybdenum production was 558 thousand pounds for the third quarter, representing a 33% increase compared to the prior year comparative quarter, primarily due to increased molybdenum grades in the Connector pit ore.  At an average molybdenum price of US$24.37 per pound for the quarter, molybdenum contributed to a by-product credit of US$0.39 per pound of copper produced.

Off-property costs of US$0.17 per pound of copper produced was comparable with the previous quarter and was lower than the prior year comparative quarter reflecting Gibraltar's favorable 2025 offtake agreements with average treatment and refining charges ("TCRC") of $nil for the year.

Total operating (C1) costs* were US$2.87 per pound of copper produced for the third quarter compared to US$2.92 per pound of copper produced for the prior comparative quarter.  The decrease in total operating (C1) costs was primarily attributable to higher molybdenum by-product credits, higher capitalized stripping costs, slightly higher copper production, and lower off-property costs, partially offset by higher mining rates as outlined in the bridge graph below:

Gibraltar Outlook

Mining activity continues to advance deeper into the Connector pit, which will be the primary source of mill feed for the remainder of 2025 and the years ahead.  Increases in copper head grades and recoveries are expected in the fourth quarter.  Copper production for 2025 is expected to be 100 to 105 million pounds.

TASEKO MINES LIMITED Management's Discussion and Analysis

Molybdenum production is also expected to further improve reflecting the higher molybdenum grades and recoveries expected from the Connector pit ore.

The Company has offtake agreements covering substantially all of Gibraltar's copper concentrate production for 2025 and 2026, which contain significantly lower and in certain cases negative (premium) TCRC rates reflecting the tight copper smelting market.  Based on the contract terms, the Company expects average TCRCs to be to around $nil for 2025 and 2026.

The Company has a prudent hedging program in place to protect a minimum copper price and Gibraltar cash flow during the commissioning period and ramp up of commercial operations at Florence Copper.  Currently, the Company has copper collar contracts in place that secure a minimum copper price of US$4.00 per pound with a maximum copper price of US$5.40 per pound per pound for 27 million pounds of copper production for the remainder of 2025 and 54 million pounds of copper production for the first half of 2026 (refer to "Financial Condition Review-Hedging Strategy" for details).

Florence Copper

The operating team recently commenced wellfield injection and recovery operations, which marks the start up of the commercial production facility at Florence Copper.

In the solvent extraction and electrowinning ("SX/EW") plant area, the general contractor achieved substantial completion in the third quarter and began to demobilize construction crews.  Contractors are wrapping up final construction activities and systematically handing over areas of the SX/EW plant to the operating team for commissioning.  Commissioning of the SX/EW plant is scheduled to run in parallel with the acidification of the wellfield and first copper cathode production is expected in about three months.

Florence Copper capital spend (US$ in thousands)	Three months ended September 30, 2025	Nine months ended September 30, 2025
Commercial facility construction costs	27,308	111,628
Site and PTF operations	8,057	22,402
Total Florence Copper capital spend	35,365	134,030

Florence Copper commercial facility construction costs were US$27.3 million for the third quarter and US$266.6 million has been incurred on the construction as of September 30, 2025.

Long-term Growth Strategy

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of projects focused on copper in North America.  We continue to believe this will generate long-term returns for shareholders.  Our other development projects are located in BC, Canada.

Yellowhead copper project

In July, the Company published a new report titled "Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada" (the "2025 Technical Report") under the supervision of Richard Weymark, P. Eng., MBA, Vice President, Engineering for Taseko and a Qualified Person as defined by NI 43 101.

Based on the 2025 Technical Report, the Yellowhead copper project ("Yellowhead") is expected to produce 4.4 billion pounds of copper over a 25-year mine life at an average C1 cost, net of by-product credit, of US$1.90 per pound of copper produced.  During the first 5 years of operation, Yellowhead is expected to produce an average of 206 million pounds of copper per year at an average C1 cost, net of by-product credit, of US$1.62 per pound of copper produced.  Yellowhead also contains valuable precious metal by-products with 282,000 ounces of gold production and 19.4 million ounces of silver production over the life of mine.

TASEKO MINES LIMITED Management's Discussion and Analysis

The economic analysis in the 2025 Technical Report was prepared using a copper price of US$4.25 per pound, a gold price of US$2,400 per ounce, and a silver price of US$28.00 per ounce.

Project highlights based on the 2025 Technical Report are detailed below:

• Average annual copper production of 178 million pounds over a 25 year mine life at total cash costs (C1) of US$1.90 per pound of copper produced;

• Over the first 5 years of the mine life, copper grade is expected to average 0.32% producing an average of 206 million pounds of copper at total cash costs (C1) of US$1.62 per pound of copper produced;

• Concentrator designed to process 90,000 tonnes per day of ore with an expected copper recovery of 90%, and produce a clean copper concentrate with payable gold and silver by-products;

• Conventional open pit mining with a low strip ratio of 1.4;

• After-tax net present value of $2.0 billion (8% after-tax discount rate) and after-tax internal rate of return of 21%;

• Initial capital costs of $2.0 billion with a payback period of 3.3 years; and

• Expected to be eligible for the Canadian federal Clean Technology Manufacturing Investment Tax Credit, with 30% (approximately $540 million) of eligible initial capital costs reimbursed in year 1 of operation.

In June 2025, the project's Initial Project Description was filed and accepted by the British Columbia Environmental Assessment Office and Impact Assessment Agency of Canada, formally commencing the Environmental Assessment process.  The Company will continue to engage with project stakeholders to ensure that the development of Yellowhead is in line with environmental and social expectations.  The Company opened a community Yellowhead project office in 2024 to support ongoing engagement with local communities including First Nations.

New Prosperity copper-gold project

In June 2025, Taseko, the Tŝilhqot'in Nation and the Province of BC reached a historic agreement concerning the New Prosperity project (the "Teẑtan Biny Agreement").  The Teẑtan Biny Agreement ends litigation among the parties while providing certainty with respect to how the significant copper-gold resource at New Prosperity may be developed in the future.

Key elements of the Teẑtan Biny Agreement include:

• Taseko received a payment of $75 million from the Province of BC upon closing of the agreement;

• Taseko contributed a 22.5% equity interest in the New Prosperity mineral tenures to a trust for the future benefit of the Tŝilhqot'in Nation.  The trust will transfer the property interest to the Tŝilhqot'in Nation if and when it consents to a proposal to pursue mineral development in the project area;

• Taseko retains a majority interest (77.5%) in the New Prosperity mineral tenures and can divest some or all of its interest at any time, including to other mining companies that could advance a project with the consent of the Tŝilhqot'in Nation.  However, Taseko has committed not to be the proponent (operator) of mineral exploration and development activities at New Prosperity, nor the owner of a future mine development;

TASEKO MINES LIMITED Management's Discussion and Analysis

• Taseko has entered into a consent agreement with the Tŝilhqot'in Nation, whereby no mineral exploration or development activity can proceed in the New Prosperity project area without the free, prior and informed consent of the Tŝilhqot'in Nation;

• The Province of BC and the Tŝilhqot'in Nation have agreed to negotiate the process by which the consent of the Tŝilhqot'in Nation will be sought for any proposed mining project to proceed through an environmental assessment process; and

• The Tŝilhqot'in Nation and the Province of BC have agreed to undertake a land-use planning process for the area of the mineral tenures and a broader area of land within Tŝilhqot'in territory.

Aley niobium project

The converter pilot test is ongoing to provide additional process data to support the design of commercial process facilities, and final product samples to support product marketing initiatives.  The Company is also conducting a scoping study to investigate the potential for Aley niobium oxide production to supply the growing market for niobium-based batteries.

Market Review

Copper	Molybdenum	Canadian dollar/US dollar Exchange

1 Commodity prices in US dollars per pound.

2 Sources: London Metals Exchange for copper prices, Platts Metals for molybdenum prices, Bank of Canada for Canadian dollar/US dollar exchange rates.

Copper prices on the London Metal Exchange ("LME") are currently around US$4.90 per pound compared to US$4.67 per pound at September 30, 2025 and the third quarter average of US$4.44 per pound.  Copper prices have climbed in the third quarter driven by tight global supply, highlighted by recent notable major mine disruptions in Indonesia, Chile and Africa.

Longer-term demand for copper is expected to remain strong driven by strong structural demand trends in electrification, renewable energy, artificial intelligence and overall industrial activity while tight supply conditions are expected to continue due to few available sources of new primary copper supply.  These factors continue to provide unprecedented catalysts and support a higher copper price in the longer term as new mine supply lags behind growth in copper demand.

Smelter treatment and refining charges remain historically low, including spot rates at negative (premium) rates, driven by an increase in global copper smelting capacity and disruptions in the supply of copper concentrates.  Tight copper concentrate supply could continue putting persistent pressure on spot TCRC rates.

TASEKO MINES LIMITED Management's Discussion and Analysis

Approximately 6% of the Company's revenue is made up of molybdenum sales and Connector pit ore is expected to provide higher molybdenum grades in the coming years.  Molybdenum prices are currently around US$22.00 per pound compared to US$24.98 per pound at September 30, 2025 and the third quarter average of US$24.37 per pound.  The Company's sales agreements specify molybdenum pricing based on published Platts Metals reports.

The Company's sales contracts are priced in US dollars while a majority of Gibraltar's costs are Canadian dollar denominated, and, therefore, fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on the Company's financial results.

Financial Performance

Earnings

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2025	2024	Change	2025	2024	Change
Net income (loss)	(27,838)	(180)	(27,658)	(34,530)	7,763	(42,293)
Unrealized foreign exchange loss (gain)	14,287	(7,259)	21,546	(23,974)	11,837	(35,811)
Unrealized loss on derivatives	14,977	1,821	13,156	48,002	15,373	32,629
Accretion on Cariboo consideration payable	4,041	9,423	(5,382)	9,189	19,377	(10,188)
Accretion on Florence royalty obligation	6,991	3,703	3,288	15,763	9,251	6,512
Other operating costs	-	4,098	(4,098)	-	14,533	(14,533)
Realized gain on processing of ore stockpiles[1]	-	3,266	(3,266)	-	7,322	(7,322)
Gain on acquisition of Cariboo	-	-	-	-	(47,426)	47,426
Gain on acquisition of control of Gibraltar[2]	-	-	-	-	(14,982)	14,982
Realized gain on sale of inventory[3]	-	-	-	-	17,122	(17,122)
Non-recurring other expenses	-	-	-	-	532	(532)
Call premium on settlement of debt	-	-	-	-	9,571	(9,571)
Loss on settlement of debt, net of capitalized interest	-	-	-	-	2,904	(2,904)
Tax effect of sale of non-controlling interest in New Prosperity	-	-	-	(9,285)	-	(9,285)
Estimated tax effect of adjustments	(6,874)	(6,644)	(330)	(19,549)	(6,718)	(12,831)
Adjusted net income (loss)	5,584	8,228	(2,744)	(14,384)	46,459	(60,843)

1 Realized gain on processing of ore stockpiles relates to ore stockpile inventories that were written-up to fair value as part of the acquisition of control of Gibraltar that were subsequently sold.  The realized portion of the gain recorded for GAAP purposes has been included in Adjusted net income (loss) in the period the inventory was processed.

2 Gain on acquisition of control of Gibraltar relates to the write-up of copper concentrate inventories to fair value for Taseko's 87.5% effective interest in Gibraltar at March 25, 2024.

3 Realized gain on sale of inventory relates to copper concentrate inventories that were written-up to fair value as part of the acquisition of control of Gibraltar that were subsequently sold.  The realized portion of the gain recorded for GAAP purposes has been included in Adjusted net (loss) income in the period the inventories were sold.

TASEKO MINES LIMITED Management's Discussion and Analysis

Adjusted net income was $5.6 million ($0.02 per share) for the third quarter compared to $8.2 million ($0.03 per share) for the prior year comparative quarter.

Net loss was $27.8 million ($0.09 loss per share) for the third quarter which included unrealized losses on derivatives of $15.0 million due to increasing copper price trends for the quarter, $14.3 million unrealized foreign exchange losses related to foreign exchange impacts on the Company's US dollar-denominated debt, $7.0 million accretion on Florence royalty obligation to Taurus, and $4.0 million accretion on Cariboo consideration payable.  Net loss was $0.2 million for the prior year comparative quarter which included $9.4 million accretion on Cariboo consideration payable, $3.7 million accretion on Florence royalty obligation to Taurus, and $4.1 million other operating costs related to the crusher relocation project, partially offset by unrealized foreign exchange gains of $7.3 million related to foreign exchange impacts on the Company's US dollar-denominated debt.

Adjusted net loss was $14.4 million ($0.05 loss per share) for the nine months ended September 30, 2025 compared to Adjusted net income of $46.5 million for the prior year comparative period.  The decrease in Adjusted earnings of $60.7 million was primarily attributable to lower copper production and sales volumes, and higher unit cost of production as a result of lower copper head grades and recoveries due to oxidation and supergene material in stockpiled ore that was used as the primary source of mill feed during the first half of the year, partially offset by higher average realized copper prices.

Net loss was $34.5 million ($0.11 loss per share) for the nine months ended September 30, 2025 which included unrealized losses on derivatives of $48.0 million due to increasing copper price trends for the period, $15.8 million accretion on Florence royalty obligation to Taurus, and $9.2 million accretion on Cariboo consideration payable, partially offset by unrealized foreign exchange gain of $24.0 million related to foreign exchange impacts on the Company's US dollar-denominated debt.  Net income was $7.8 million ($0.03 earnings per share) for the prior year comparative period after factoring in gains related to the acquisition of Cariboo from Dowa and Furukawa, partially offset by the loss on the settlement of debt.

Revenues

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2025	2024	Change	2025	2024[1]	Change
Copper contained in concentrate	151,357	145,938	5,419	388,417	423,069	(34,652)
Copper cathode	5,636	-	5,636	5,636	-	5,636
Molybdenum concentrate	13,903	9,697	4,206	27,491	23,876	3,615
Silver	1,737	1,534	203	4,233	4,654	(421)
Gold	761	-	761	1,501	-	1,501
Total gross revenue	173,394	157,169	16,225	427,278	451,599	(24,321)
Treatment and refining premiums (costs)	512	(1,552)	2,064	1,859	(11,305)	13,164
Revenue	173,906	155,617	18,289	429,137	440,294	(11,157)

Sales of copper in concentrate[2] (thousand pounds)	24,397	25,322	(925)	63,626	74,477	(10,851)
Average realized copper price (US$ per pound)	4.49	4.23	0.26	4.36	4.18	0.18
Average LME copper price (US$ per pound)	4.44	4.18	0.26	4.33	4.14	0.19
Average exchange rate (Cdn$/US$)	1.38	1.36	0.02	1.40	1.36	0.04

1 Results for the nine months ended September 30, 2024 reflect the Company's 87.5% effective interest in Gibraltar for the period from January 1 to March 24, 2024 and 100% effective interest thereafter.

2 Sales of copper in concentrate includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

TASEKO MINES LIMITED Management's Discussion and Analysis

Copper revenues were $151.4 million for the third quarter compared to $145.9 million for the prior year comparative quarter.  The overall increase in copper revenues of $5.4 million was attributable to a positive price variance of $8.8 million, due to a higher average realized copper price by $0.26 per pound in the current quarter, and a positive foreign exchange variance of $1.9 million due to a weaker Canadian dollar, partially offset by a negative volume variance of $5.3 million due to lower payable sales volumes.

Copper revenues were $388.4 million for the nine months ended September 30, 2025 compared to $423.1 million for the prior year comparative period.  The decrease in copper revenues of $34.7 million was attributable to a negative volume variance of $62.4 million due to lower sales volumes, partially offset by a positive price variance of $16.6 million, due to a higher average realized copper price, and a positive foreign exchange variance of $11.1 million due to a weaker Canadian dollar in 2025.

Copper cathode revenues were $5.7 million for the three and nine months ended September 30, 2025 as the Company began shipping copper cathode produced from the restart and operation of the Gibraltar SX/EW plant, supplementing revenues from the sales of copper contained in concentrate.

Molybdenum revenues were $13.9 million for the third quarter compared to $9.7 million for the prior year comparative quarter.  The increase in molybdenum revenues was attributable to increased sales volumes, as Gibraltar began to realize the higher expected molybdenum grades from Connector pit ore, and a higher average molybdenum price.

Molybdenum revenues were $27.5 million for the nine months ended September 30, 2025 compared to $23.9 million for the prior year comparative period with the increase primarily driven by higher sales volumes.

Gold revenues were $0.8 million and $1.5 million for the three and nine months ended September 30, 2025, respectively, as the Company benefited from payable gold under one of its concentrate offtake agreements for Gibraltar concentrate.

The Company recorded treatment and refining premiums of $0.5 million and $1.9 million for the three and nine months ended September 30, 2025, respectively, compared to treatment and refining costs of $1.6 million and $11.3 million for the prior year comparative periods, reflecting the favorable TCRC rates realized under the Company's 2025 offtake agreements.

TASEKO MINES LIMITED Management's Discussion and Analysis

Cost of sales and other operating costs

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2025	2024	Change	2025	2024[1]	Change
Site operating costs	117,651	107,712	9,939	272,635	267,194	5,441
Transportation costs	7,247	8,682	(1,435)	18,951	25,243	(6,292)
Changes in inventories:
Changes in finished goods	(1,425)	(2,938)	1,513	(838)	27,916	(28,754)
Changes in sulphide ore stockpiles	(15,279)	(5,424)	(9,855)	30,959	(4,246)	35,205
Changes in oxide ore stockpiles	(1,406)	(3,665)	2,259	(19,179)	(9,320)	(9,859)
Production costs	106,788	104,367	2,421	302,528	306,787	(4,259)
Depletion and amortization	27,876	20,466	7,410	75,511	49,211	26,300
Cost of sales	134,664	124,833	9,831	378,039	355,998	22,041

Site operating costs per ton milled*	$14.98	$14.23	$0.75	$11.64	$12.16	$(0.52)

Other operating (income) costs:
Research and development tax credits	-	-	-	(4,008)	-	(4,008)
Crusher relocation costs	-	4,098	(4,098)	-	12,009	(12,009)
Site care and maintenance costs	-	-	-	-	2,524	(2,524)
Other operating (income) costs	-	4,098	(4,098)	(4,008)	14,533	(18,541)

Insurance recovery	-	-	-	-	(26,290)	26,290

1 Results for the nine months ended September 30, 2024 reflect the Company's 87.5% effective interest in Gibraltar for the period from January 1 to March 24, 2024 and 100% effective interest thereafter.

Site operating costs were $117.7 million for the third quarter compared to $107.7 million for the prior year comparative quarter.  The increase in site operating costs of $9.9 million was primarily attributable to increased mining costs and related staffing levels needed to support the higher mining rates achieved at Gibraltar during the current quarter.

Site operating costs were $272.6 million for the nine months ended September 30, 2025 compared to $267.2 million for the prior year comparative period.  The increase in site operating costs of $5.4 million was primarily attributable to higher mining rates during the current period partially offset by higher capitalized stripping costs as a result of the higher stripping rates in the Connector pit during the first half of the current year.  The prior year comparative period was also impacted by the June 2024 unionized labour strike at Gibraltar, which put the mine site into care and maintenance for a period, and the crusher relocation and concurrent mill maintenance projects reducing mill availability and milling costs in 2024.

Transportation costs were $7.2 million and $19.0 million for the three and nine months ended September 30, 2025, respectively, compared to $8.7 million and $25.2 million for the prior year comparative periods and reflect the lower sales volume in the current periods.

Cost of sales was impacted by changes in stockpile inventories.  Stockpiled ore was used to supplement mined ore in the first half of the year resulting in a drawdown of 9.9 million tons of sulphide ore stockpiles.  As mining advanced deeper into the Connector pit in the current quarter, 2.9 million tons were added to the sulphide ore stockpiles in the third quarter.  Additions to sulphide ore inventories contributed to a decrease in production costs of $15.3 million for the third quarter, while the net drawdown of 7.8 million tons contributed to an increase in production costs of $31.0 million for the nine months ended September 30, 2025.

Oxide ore stockpiles increased by 1.0 million tons and 8.9 million tons for the three and nine months ended September 30, 2025, contributing to a decrease in production costs of $1.4 million and $19.2 million, respectively, as Gibraltar mined through the top oxide ore layer in the Connector pit.  This material was placed on the heap leach pads for SX/EW processing.

TASEKO MINES LIMITED Management's Discussion and Analysis

Depletion and amortization increased by $7.4 million and $26.3 million for the three and nine months ended September 30, 2025 compared to the prior year comparative periods, respectively, due to the release of depreciation included in stockpile inventory costs that were processed and released during the period.

Other expenses (income)

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2025	2024	Change	2025	2024	Change
General and administrative	3,439	3,542	(103)	10,879	10,188	691
Share-based compensation expense	6,205	1,435	4,770	15,949	9,387	6,562
Realized loss on derivative instruments	1,107	983	124	4,226	4,340	(114)
Unrealized loss (gain) on derivative instruments	3,602	(973)	4,575	26,034	8,764	17,270
Fair value adjustment on Florence copper stream derivative	6,220	2,793	3,427	14,986	6,608	8,378
Fair value adjustment on Cariboo contingent performance payments	5,155	-	5,155	6,981	-	6,981
Project evaluation expense	649	2,673	(2,024)	2,140	3,432	(1,292)
Gain on Cariboo acquisition	-	-	-	-	(47,426)	47,426
Gain on acquisition of control of Gibraltar[1]	-	-	-	-	(14,982)	14,982
Other expenses (income), net	(22)	(23)	(1)	29	238	(209)
Other expenses (income)	26,355	10,430	15,925	81,224	(19,451)	100,675

1 The $15.0 million gain on acquisition of control of Gibraltar recorded for the nine months ended September 30, 2024 relates to the write-up to fair value for Taseko's 87.5% interest in Gibraltar's finished copper concentrate inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) as a result of the Company's acquisition of Cariboo.

General and administrative expenses were $3.4 million for the third quarter comparable with $3.5 million for the prior year comparative quarter, and $10.9 million for the nine months ended September 30, 2025 comparable with $10.2 million for the prior year comparative period.

Share-based compensation is comprised of the expense associated with the vesting of share options and performance share units over their respective vesting periods, and fair value adjustments on deferred share units and restricted share units.  Share-based compensation expenses increased by $4.8 million and $6.6 million for the three and nine months ended September 30, 2025, respectively, primarily due to the increase in the Company's share price and its impact on the valuation of the Company's long-term incentive awards.  For more information, refer to the Financial Statements-Note 19.

Realized loss on derivative instruments was $1.1 million and $4.2 million for the three and nine months ended September 30, 2025, respectively, comparable with $1.0 million and $4.3 million for the prior year comparative periods.  These amounts reflect the amortization of premiums paid for copper collars and fuel call options held as part of the Company's hedging strategy.  Unrealized loss on derivative instruments was $3.6 million for the third quarter compared to an unrealized gain on derivative instruments of $1.0 million for the prior year comparative quarter, and unrealized loss on derivative instruments was $26.0 million for the nine months ended September 30, 2025 compared to $8.8 million for the prior year comparative period.  Unrealized gains and losses on derivative instruments reflect changes in the fair value of the Company's outstanding copper collars, which are influenced by fluctuations in copper price trends.

TASEKO MINES LIMITED Management's Discussion and Analysis

Fair value adjustment on Florence copper stream derivative was $6.2 million for the third quarter and $15.0 million for the nine months ended September 30, 2025.  Fair value adjustment on Cariboo contingent performance payment was $5.2 million for the third quarter and $7.0 million for the nine months ended September 30, 2025.  These fair value adjustments reflect upward changes in forecast copper prices and changes in discount rates applied over the term of the respective instruments.

Project evaluation expense represents costs associated with the New Prosperity project and other technical expenditures undertaken by Taseko's engineering and technical teams on various project initiatives.

On March 25, 2024, the Company completed its acquisition of the remaining 50% of Cariboo from Dowa and Furukawa and increased its effective interest in Gibraltar from 87.5% to 100%.  The Company recognized a gain on acquisition of Cariboo of $47.4 million representing the difference between the estimated fair value of net assets acquired and the estimated fair value of total consideration payable.  The acquisition also gave the Company full control over Gibraltar and required a deemed disposition and reacquisition of its previously held 87.5% interest in Gibraltar according to IFRS Accounting Standards.  The Company recognized a gain on acquisition of control of Gibraltar of $15.0 million representing the write-up of finished copper concentrate inventory held at the date of acquisition to fair value.  Further details on the Cariboo acquisition can be found in the Financial Statements-Note 12a.

Finance expenses and income

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2025	2024	Change	2025	2024	Change
Interest expense	18,935	16,244	2,691	53,426	44,650	8,776
Amortization of deferred financing charges	629	579	50	1,866	1,938	(72)
Loss on settlement of long-term debt	-	-	-	-	4,646	(4,646)
Finance income	(1,368)	(1,504)	136	(2,822)	(3,501)	679
Less: Interest expense capitalized	(8,982)	(6,787)	(2,195)	(22,275)	(15,506)	(6,769)
Finance expenses, net	9,214	8,532	682	30,195	32,227	(2,032)

Accretion on deferred revenue	2,558	1,828	730	7,589	5,005	2,584
Accretion on provision for environmental rehabilitation	716	695	21	2,150	2,090	60
Accretion on Cariboo consideration payable	4,041	9,423	(5,382)	9,189	19,377	(10,188)
Accretion on Florence royalty obligation	6,991	3,703	3,288	15,763	9,251	6,512
Accretion expenses	14,306	15,649	(1,343)	34,691	35,723	(1,032)

Net finance expenses were $9.2 million for the third quarter comparable to $8.5 million for the prior year comparative quarter.  Interest expense increased by $2.7 million, primarily due to higher draws on the Company's revolving credit facility, and was partially offset by increased capitalized interest of $2.2 million, reflecting higher spend on the commercial production facility.

TASEKO MINES LIMITED Management's Discussion and Analysis

Net finance expenses were $30.2 million for the nine months ended September 30, 2025 compared to $32.2 million for the prior year comparative period.  Interest expense increased by $8.8 million, primarily due to the impact of higher principal outstanding and higher coupon rate on the Company's senior notes refinanced in April 2024 and higher draws on the Company's revolving credit facility to support construction of the Florence Copper commercial production facility.  This was partially offset by an increase in capitalized interest of $6.8 million, reflecting higher capital spend on the commercial production facility.  The Company also incurred a loss of $4.6 million on the refinance of its senior notes in the prior year comparative period.

Accretion on Cariboo consideration payable was $4.0 million for the third quarter and $9.2 million for the nine months ended September 30, 2025, and reflects changes in forecast copper prices applied over the remaining term of the Sojitz earn-out and the Dowa and Furukawa earn-out.

Accretion of Florence royalty obligation was $7.0 million for the third quarter and $15.8 million for the nine months ended September 30, 2025, and reflects changes in forecast copper prices applied over the term of the Florence royalty obligation.

Income tax

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2025	2024	Change	2025	2024	Change
Current income tax expense	652	915	(263)	(591)	2,353	(2,944)
Deferred income tax expense (recovery)	2,266	(1,115)	3,381	(31,910)	17,482	(49,392)
Income tax expense (recovery)	2,918	(200)	3,118	(32,501)	19,835	(52,336)

Effective tax rate	11.7%	52.6%	(40.9)%	48.5%	71.9%	(23.4)%
Canadian statutory rate	27.0%	27.0%	-	27.0%	27.0%	-
BC mineral tax rate	9.5%	9.5%	-	9.5%	9.5%	-

A reconciliation of the effective tax rate is presented below:

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2025	2024	Change	2025	2024	Change
Income tax (recovery) expense at Canadian statutory rate of 36.5%	(9,093)	(139)	(8,954)	(24,459)	10,071	(34,530)
Permanent differences	10,102	(174)	10,276	3,474	11,019	(7,545)
Foreign tax rate differential	389	221	168	589	491	98
Unrecognized tax benefits	110	127	(17)	(9,471)	352	(9,823)
Deferred tax adjustments related to prior periods	1,410	(235)	1,645	(2,634)	(2,098)	(536)
Income tax expense (recovery)	2,918	(200)	3,118	(32,501)	19,835	(52,336)

The effective tax rate for the nine months ended September 30, 2025 is higher than the combined BC mineral tax rate and the federal statutory income tax rate due to certain expenses such as finance charges, derivative gains, and general and administrative costs that are not deductible for BC mineral tax purposes.

TASEKO MINES LIMITED Management's Discussion and Analysis

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, until they are applied, the effective tax rate may be significantly higher or lower than statutory rates, as is the case for the three and nine months ended September 30, 2025, relative to net income for those periods.

Current income tax recovery for the nine months ended September 30, 2025 includes an adjustment for the prior year's BC mineral tax payable.

The deferred income tax recovery of $31.9 million for the nine months ended September 30, 2025 included $9.3 million related to the recognition of previously unrecognized net capital losses that were utilized to offset capital gains recognized on the sale of a minority interest in the New Prosperity project.

Financial Condition Review

Balance sheet review

(Cdn$ in thousands, unless otherwise indicated)	September 30, 2025	December 31, 2024	Change
Cash	90,771	172,732	(81,961)
Other current assets	134,534	180,507	(45,973)
Property, plant and equipment	2,024,300	1,770,102	254,198
Other assets	78,182	71,702	6,480
Total assets	2,327,787	2,195,043	132,744

Current liabilities[1]	195,103	173,983	21,120
Debt:
Credit facility	104,407	-	104,407
Senior secured notes	684,251	706,741	(22,490)
Equipment-related financings	82,772	90,467	(7,695)
Cariboo consideration payable	117,199	129,421	(12,222)
Florence copper stream	89,107	67,813	21,294
Florence royalty obligation	91,963	84,383	7,580
Deferred revenue	82,076	77,327	4,749
Other liabilities	333,416	361,686	(28,270)
Total liabilities	1,780,294	1,691,821	88,473
Equity	547,493	503,222	44,271

Net debt (debt minus cash and equivalents)	780,659	624,476	156,183
Total common shares outstanding (millions)	317.5	304.7	12.8

1 Current liabilities excludes the current portion of long-term debt.

The Company's asset base is principally comprised of property, plant and equipment reflecting the capital-intensive nature of its large scale, open pit mining operation at Gibraltar and the commercial SX/EW facility at Florence.  Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities.  Concentrate inventories, accounts receivable and cash balances can fluctuate due to the timing of sales and cash settlements.

TASEKO MINES LIMITED Management's Discussion and Analysis

Property, plant and equipment increased $254.2 million for the nine months ended September 30, 2025, which includes Florence Copper construction costs of $186.9 million (capital project costs of $164.9 million and site costs of $22.0 million) and Gibraltar capital expenditures of $143.3 million (capitalized stripping costs of $86.6 million and other capital expenditures of $56.7 million).

Net debt increased $156.2 million for the nine months ended September 30, 2025 primarily due to draws on the Company's revolving credit facility and use of cash for funding the construction of the Florence Copper commercial production facility.

Cariboo consideration payable relates to earn-out payments on the acquisition of Cariboo.  Cariboo consideration payable decreased by $12.2 million primarily due to payments made to Sojitz of $16.6 million in the period.

Florence royalty obligation increased $7.6 million due to the impact of fair value changes as a result of increased copper prices applied over the term of the obligation.  Florence copper stream increased $21.3 million primarily due to the receipt of the final US$10.0 million instalment on the Mitsui copper stream in the period and the impact of increased copper prices applied over the term of the stream.

Deferred revenue relates to the advance payments received from OR Royalties Inc. (formerly Osisko Gold Royalties Inc.) for the sale of future silver production from Gibraltar.

Other liabilities decreased by $28.3 million primarily due to changes in deferred tax liabilities.

At November 12, 2025, there were 360,410,776 common shares and 9,184,438 stock options outstanding.  More information on these instruments and the terms of their exercise can be found in the Financial Statements-Notes 17 and 19.

Liquidity, cash flow and capital resources

At September 30, 2025, the Company had cash and equivalents of $90.8 million (December 31, 2024 - $172.7 million) and available liquidity of approximately $139.5 million (December 31, 2024 - $331.0 million).

Cash provided by operating activities was $36.5 million for the third quarter compared to $65.0 million for the prior year comparative quarter.  The decrease in cash provided by operating activities was primarily due to spend required to rebuild stockpile inventories that had been depleted in the first half of the year.  Cash provided by operating activities for the prior year comparative quarter also included US$22.1 million in insurance proceeds received from a business interruption insurance claim related to a faulty component in Concentrator #2.

Cash provided by operating activities was $118.3 million for the nine months ended September 30, 2025 compared to $159.3 million for the prior year comparative period.  The decrease in cash provided by operating activities was primarily due to decreased production and sales volumes partially offset by a stronger copper price.

Cash used for investing activities was $84.6 million for the third quarter compared to $77.3 million for the prior year comparative quarter.  Investing activities include $21.9 million in capital expenditures at Gibraltar ($6.1 million in capitalized stripping and $15.8 million in other capital expenditures), and $58.5 million in capital expenditures at Florence Copper, which includes $11.9 million in capitalized site costs to support meeting final permitting conditions and operational readiness.

Cash used for investing activities was $342.9 million for the nine months ended September 30, 2025 compared to $204.8 million for the prior year comparative period.  Investing activities include $120.5 million in capitalized expenditures at Gibraltar ($75.0 million in capitalized stripping and $45.5 million in other capital expenditures), and $217.5 million in capital expenditures at Florence Copper, which includes $26.1 million in capitalized site costs primarily related to the rinsing activities of the production test facility incurred in the first half of the year.

TASEKO MINES LIMITED Management's Discussion and Analysis

Cash provided by financing activities was $16.1 million for the third quarter compared to $23.4 million for the prior year comparative quarter.  Financing activities include $27.9 million (US$20.0 million) advanced against the Company's revolving credit facility, offset by $9.2 million in repayments against the Company's equipment debt and $4.5 million in interest payments.

Cash provided by financing activities were $142.4 million for the nine months ended September 30, 2025 compared to $158.9 million for the prior year comparative period.  Financing activities include $104.0 million (US$75 million) advanced against the Company's revolving credit facility, $71.8 million in net proceeds the Company received from the Province of BC upon closing of the Teẑtan Biny Agreement, $29.6 million (US$21.1 million) in net proceeds from shares issued under the Company's at-the-market equity offering and $14.4 million (US$10.0 million) from the final instalment of the US$50 million Mitsui copper stream, offset by $40.1 million in interest payments, $29.1 million in net repayments against the Company's equipment debt, and $16.6 million in payments to Sojitz related to the acquisition of Cariboo.

Liquidity outlook

At September 30, 2025, the Company had approximately $139.5 million (December 31, 2024 - $331.0 million) of available liquidity including $90.8 million in cash and equivalents and US$35 million undrawn capacity on its corporate revolving credit facility.  A total of US$75.0 million was outstanding under the Company's revolving credit facility at September 30, 2025, of which US$75.0 million has been fully repaid subsequent to the end of the quarter.

In October 2025, the Company closed an equity financing (the "Offering") with a syndicate of underwriters and issued 42.7 million common shares with a value of US$4.05 per share for gross proceeds of US$172.8 million.  Proceeds from the Offering were used to repay outstanding debt under the Company's revolving credit facility and for general corporate purposes, including to support further wellfield development at Florence Copper and advancement of the Yellowhead project.

Based on current copper prices and with copper hedges in place, the Company expects stable operating margins and cash flows from Gibraltar.

Construction of the Florence Copper commercial production facility is now substantially complete, and the operating team has commenced wellfield operations.  First copper cathode production is expected in early 2026.

If needed, the Company could raise further additional capital through equity financings or asset sales, including royalties, sales of project interests, joint ventures, or additional credit facilities, including additional notes offerings or increasing borrowings from commercial banks or credit funds through one or more credit facilities.  The Company evaluates these financing alternatives based on a number of factors, including the prevailing metal prices and projected operating cash flows from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's capital commitments and development projects, debt obligations and other uses of capital.  To mitigate commodity price risks in the short term, copper price options are entered into for a substantial portion of Gibraltar's copper production and the Company has a long track history of doing so.  The Company currently has copper price protection in place for 9 million pounds of production per month for the remainder of 2025 as well as the first half of 2026 for a total of 81 million pounds of production at a US$4.00 per pound floor LME price and a ceiling of US$5.40 per pound.

TASEKO MINES LIMITED Management's Discussion and Analysis

Hedging strategy

The Company generally fixes all or substantially all of the copper prices of its copper concentrate shipments at the time of shipment.  Where the customer's offtake contract does not provide a price fixing option, the Company may look to undertake a quotational period hedge directly with a financial institution as the counterparty in order to fix the price of the shipment.

To protect against sudden and unexpected copper price volatility in the market, the Company's hedging strategy aims to secure a minimum price for a significant portion of future copper production using copper put options that are either purchased outright or substantially funded by the sale of copper call options that are out of the money.  The amount and duration of the copper hedge positions is based on an assessment of business-specific risk elements combined with the copper pricing outlook.  Copper price and quantity exposure are reviewed regularly to ensure that adequate revenue protection is in place.

Hedge positions are typically extended by adding incremental quarters at established floor prices (the strike price of the copper put option) to provide the necessary price protection.  Considerations for the cost of the hedging program include an assessment of Gibraltar's estimated production costs, copper price trends and the Company's fixed capital requirements during the relevant period.  During periods of volatility or step changes in the copper price, the Company may revisit outstanding hedging contracts and determine whether copper put (floor) or call (ceiling) levels should be adjusted in line with the market while maintaining copper price protection.

From time to time, the Company will look at potential hedging opportunities that mitigate the risk of rising input costs, including foreign exchange and fuel prices, where such a strategy is cost effective.  To protect against a potential operating margin squeeze that could arise from oil and diesel price shocks, the Company purchases fuel call options to provide a price ceiling for diesel that is used by the mining fleet.

A summary of the Company's outstanding hedge positions is as follows:

	Notional amount	Strike price	Term to maturity	Original cost
At September 30, 2025
Copper collars	27 million lbs	Floor - US$4.00 per lb Ceiling - US$5.40 per lb	Q4 2025	$1.1 million
Copper collars	27 million lbs		Q1 2026	$1.5 million
Copper collars	27 million lbs		Q2 2026	$nil

Commitments and contingencies

	Payments due
(Cdn$ in thousands)	Remainder of 2025	2026	2027	2028	2029	Thereafter	Total
Debt
2030 Notes	-	-	-	-	-	696,050	696,050
Interest	28,712	57,424	57,424	57,424	57,424	28,712	287,120
Credit facility[1]	-	-	104,408	-	-	-	104,408
Equipment loans
Principal	6,540	27,619	14,612	12,000	1,024	449	62,244
Interest	1,275	3,640	1,726	596	73	8	7,318
Lease liabilities
Principal	330	1,119	1,098	1,128	913	518	5,106
Interest	115	416	324	226	147	156	1,385
Cariboo acquisition payments
Sojitz[2]	-	10,000	10,000	10,000	-	-	30,000
Dowa and Furukawa[3]	-	7,400	12,000	12,000	13,000	67,600	112,000
PER[4]	-	-	-	-	-	165,953	165,953
Capital expenditures	13,749	-	-	-	-	-	13,749
Other expenditures:
Transportation-related services[5]	2,161	11,695	1,705	-	-	-	15,561

TASEKO MINES LIMITED Management's Discussion and Analysis

1 The Company has in place a secured US$110 million corporate revolving credit facility with maturity in November 2027.  Advances under the facility bear interest at the Secured Overnight Financing Rate ("SOFR") plus an applicable margin.  At September 30, 2025, the Company had US$75 million advanced and outstanding against the facility, which was fully repaid subsequent to the end of the quarter from proceeds of the Offering.

2 On March 15, 2023, the Company completed the acquisition of 50% of Cariboo from Sojitz Corporation ("Sojitz").  The acquisition price payable to Sojitz is a minimum of $60 million payable over 5 years and potential contingent payments dependent upon Gibraltar copper revenue and average annual LME copper prices.  As of September 30, 2025, $30 million of the $60 million minimum amount has been paid to Sojitz.  The remaining minimum amounts will be paid in $10 million annual instalments over the next 3 years.  There is no interest payable on these minimum amounts.  The Company also estimates $40.6 million of contingent payments payable over the next 3 years, which have not been included in the table above.

3 On March 25, 2024, the Company completed the acquisition of the remaining 50% of Cariboo from Dowa Metals & Mining Co., Ltd. ("Dowa") and Furukawa Co., Ltd. ("Furukawa").  The acquisition price payable to Dowa and Furukawa is a minimum $117 million payable over 10 years.  The amount and timing of these payments is dependent upon Gibraltar cash flow and average annual LME copper prices.  An initial payment of $5 million was paid to Dowa and Furukawa on closing.  The remaining amounts will be paid in annual instalments over the next 10 years.

4 Provision for environmental rehabilitation ("PER") represents the net present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for Gibraltar and Florence Copper.  At September 30, 2025, the Company has provided surety bonds for $124.2 million for Gibraltar's reclamation security and US$36.1 million for Florence Copper's reclamation security.

5 Transportation-related services include ocean freight and port handling services, which are both cancelable upon certain operating circumstances.

Concurrent with the execution of the Teẑtan Biny Agreement, the Company also agreed to contribute $6 million to the Tŝilhqot'in Nation to support community and land use planning initiatives, comprised of a $3 million payment at closing and three annual instalments of $1 million.

At September 30, 2025, the Company has made capital expenditure commitments relating to the Florence Copper commercial facility construction project totaling $5.1 million (December 31, 2024 - $47.9 million).

In December 2024, Gibraltar received an amendment to its M-40 permit in which the required closure bonding from the Province of BC to increase from $108.5 million to $139.9 million.  Gibraltar was required to post this additional bonding over a 15-month period.  In March 2025, Gibraltar posted surety bonds of $15.7 million to the Province of BC, and in July 2025 Gibraltar posted additional surety bonding of $1.0 million to the Province of BC.  The Company intends to post additional surety bonds to meet the remaining bonding requirements from insurance underwriters.

TASEKO MINES LIMITED Management's Discussion and Analysis

Summary of Quarterly Results

(Cdn$ in thousands, except per share amounts)	2025			2024				2023
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	173,906	116,082	139,149	167,799	155,617	137,730	146,947	153,694
Net income (loss)	(27,838)	21,868	(25,814)	(21,207)	(180)	(10,953)	18,896	38,076
Basic EPS	(0.09)	0.07	(0.08)	(0.07)	-	(0.04)	0.07	0.13
Adjusted net income (loss)*	5,584	(13,025)	(7,117)	10,468	8,228	30,503	7,728	24,061
Adjusted basic EPS	0.02	(0.04)	(0.02)	0.03	0.03	0.10	0.03	0.08
Adjusted EBITDA*	62,137	17,432	34,250	55,602	47,689	70,777	49,923	69,107

Copper sales (million pounds)	26.3	19.0	21.8	27.4	26.3	22.6	27.7	31.4
Realized copper price (US$ per pound)	4.49	4.32	4.24	4.13	4.23	4.49	3.89	3.75
Total operating (C1) cost* (US$ per pound)	2.87	3.14	2.26	2.42	2.92	2.99	2.46	1.91

Financial results for the last eight quarters reflect volatile copper, molybdenum prices and foreign exchange rates that impacted realized sales prices, and the variability in quarterly sales volumes due to copper grades and timing of shipments which impacted revenue recognition.

Critical Accounting Policies and Estimates

The Company's material accounting policies are presented in Note 2.4 of the consolidated financial statements for the year ended December 31, 2024.  The preparation of the financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies, including the accounting for the Cariboo acquisition, and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.  Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, the determination of the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, the determination of the accounting treatment for the advance payment under the silver purchase and sale agreement reported as deferred revenue, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation, fair value of assets and liabilities acquired in a business combination, asset valuations and the measurement of impairment charges or reversals, valuation of inventories, plant and equipment lives, tax provisions, provisions for environmental rehabilitation, valuation of financial instruments and derivatives, capitalized stripping costs and share-based compensation.  Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the Financial Statements.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revisions based on various factors.  Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment, the calculation of deprecation expense, the capitalization of stripping costs incurred during production, and the timing of cash flows related to the provision for environmental rehabilitation.

TASEKO MINES LIMITED Management's Discussion and Analysis

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserve and resources.  Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.  These factors also impacted the fair values of assets and liabilities recorded on the acquisition of Cariboo disclosed in the Financial Statements-Notes 12 and 14.

There were no changes in accounting policies during the three and nine months ended September 30, 2025.

Internal and Disclosure Controls Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.  Internal controls over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and,

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal control over financial reporting and disclosure controls and procedures during the three and nine months ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

Key Management Personnel

Key management personnel ("KMP") include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on behalf of certain KMP.  This retirement compensation arrangement (the "RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service.  Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

TASEKO MINES LIMITED Management's Discussion and Analysis

Certain executive officers are entitled to termination and change in control benefits.  In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 12-months' to 18-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change in control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to the Financial Statements-Note 19).

Compensation for KMP (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2025	2024	2025	2024
Salaries and benefits	1,105	1,072	5,340	4,380
Post-employment benefits	418	220	858	660
Share-based compensation	5,770	1,147	14,044	8,193
Total KMP compensation	7,293	2,439	20,242	13,233

Non-GAAP Performance Measures

This MD&A includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS Accounting Standards.  These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers.  The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS Accounting Standards measures, to enhance their understanding of the Company's performance.  These measures have been derived from the Company's financial statements and applied on a consistent basis.  The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS Accounting Standards measures.

Total operating cost and site operating cost, net of by-product credit

Total operating cost includes all costs absorbed into inventory, as well as transportation costs and insurance recoverable.  Site operating cost is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales.  Site operating cost, net of by-product credit is calculated by subtracting by-product credits from site operating cost.  Site operating cost, net of by-product credit per pound is calculated by dividing the aggregate of the applicable costs by pounds of copper produced.  Total operating cost per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by pounds of copper produced.  By-product credit is calculated based on actual sales of molybdenum (net of treatment costs), silver and gold during the period divided by the total pounds of copper produced during the period.  These measures are calculated on a consistent basis for the periods presented.

TASEKO MINES LIMITED Management's Discussion and Analysis

(Cdn$ in thousands, unless otherwise indicated)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Cost of sales	134,664	120,592	122,783	134,940	124,883
Less:
Depletion and amortization	(27,876)	(25,210)	(22,425)	(24,641)	(20,466)
Changes in inventories of finished goods	1,425	2,123	(2,710)	4,064	2,938
Changes in inventories of ore stockpiles	16,685	(5,718)	(22,747)	(3,698)	9,089
Transportation costs	(7,247)	(5,720)	(5,984)	(10,170)	(8,682)
Site operating costs	117,651	86,067	68,917	100,495	107,712
Less by-product credits:
Molybdenum, net of treatment costs	(13,903)	(4,814)	(8,774)	(16,507)	(8,962)
Silver, excluding amortization of deferred revenue	(295)	(58)	(131)	(139)	(241)
Gold, net of refining costs	(761)	(350)	(389)	-	-
Site operating costs, net of by-product credits	102,692	80,845	59,623	83,849	98,509
Total pounds of copper produced (thousand pounds)	27,593	19,813	19,959	28,595	27,101
Total costs per pound produced	3.72	4.08	2.99	2.94	3.63
Average exchange rate for the period (Cdn$/US$)	1.38	1.38	1.44	1.40	1.36
Site operating costs, net of by-product credits (US$ per pound)	$2.70	$2.96	$2.08	$2.10	$2.66

Site operating costs, net of by-product credits	102,692	80,845	59,623	83,849	98,509
Add off-property costs:
Treatment and refining (premiums) costs	(512)	(837)	(510)	2,435	816
Transportation costs	7,247	5,720	5,984	10,170	8,682
Total operating costs	109,427	85,728	65,097	96,454	108,007
Total operating costs (C1) (US$ per pound)	$2.87	$3.14	$2.26	$2.42	$2.92

Total site costs

Total site costs include site operating costs charged to cost of sales and mining costs capitalized to property, plant and equipment in the period.  This measure is intended to capture total site operating costs incurred during the period calculated on a consistent basis for the periods presented.

(Cdn$ in thousands)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Site operating costs (included in cost of sales)	117,651	86,067	68,917	100,495	107,712
Capitalized stripping costs	6,106	30,765	38,082	1,981	3,631
Total site costs	123,757	116,832	106,999	102,476	111,343

Adjusted net income (loss) and Adjusted EPS

Adjusted net income (loss) removes the effect of the following transactions from net income (loss) as reported under IFRS Accounting Standards:

• Unrealized foreign currency gains and losses;

• Unrealized gains and losses on derivatives;

• Other operating costs;

• Call premium on settlement of debt;

• Loss on settlement of debt, net of capitalized interest;

TASEKO MINES LIMITED Management's Discussion and Analysis

• Bargain purchase gains on Cariboo acquisition;

• Gain on acquisition of control of Gibraltar;

• Realized gain on sale of finished goods inventories;

• Realized gains on processing of ore stockpiles;

• Accretion on Florence royalty obligation;

• Accretion on Cariboo consideration payable;

• Tax effect of sale of non-controlling interest in New Prosperity; and

• Non-recurring other expenses for Cariboo acquisition.

Management believes that these transactions do not reflect the underlying operating performance of the Company's core mining business and are not necessarily indicative of future operating results.  Furthermore, unrealized gains and losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains and losses are not necessarily reflective of the underlying operating results for the periods presented.

Adjusted earnings per share ("Adjusted EPS") is Adjusted net income attributable to common shareholders of the Company divided by the weighted average number of common shares outstanding for the period.

(Cdn$ in thousands)	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Net (loss) income	(27,838)	21,868	(28,560)	(21,207)
Unrealized foreign exchange loss (gain)	14,287	(40,335)	2,074	40,462
Unrealized loss (gain) on derivatives and fair value adjustments	14,977	9,489	23,536	(25,514)
Accretion on Cariboo consideration payable	4,041	4,484	664	4,543
Accretion on Florence royalty obligation	6,991	6,201	2,571	3,682
Other operating costs	-	-	-	4,132
Realized gain on processing of ore stockpiles[1]	-	-	-	1,905
Tax effect of sale of non-controlling interest in New Prosperity	-	(9,285)	-	-
Estimated tax effect of adjustments	(6,874)	(5,447)	(7,228)	2,465
Adjusted net (loss) income	5,584	(13,025)	(6,943)	10,468
Adjusted EPS	$0.02	$(0.04)	$(0.02)	$0.03

1 Realized gain on processing of ore stockpiles relates to ore stockpile inventories that were written-up to fair value as part of the acquisition of control of Gibraltar that were subsequently processed.  The realized portion of the gain recorded for GAAP purposes has been included in Adjusted net income (loss) in the period the inventories were processed.

(Cdn$ in thousands)	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Net (loss) income	(180)	(10,953)	18,896	38,076
Unrealized foreign exchange loss (gain)	(7,259)	5,408	13,688	(14,541)
Unrealized derivative loss (gain) and fair value adjustments	1,821	10,033	3,519	1,636
Other operating costs	4,098	10,435	-	-
Call premium on settlement of debt	-	9,571	-	-
Loss on settlement of debt, net of capitalized interest	-	2,904	-	-
Gain on Cariboo acquisition	-	-	(47,426)	-
Gain on acquisition of control of Gibraltar[1]	-	-	(14,982)	-
Realized gain on sale of inventories[2]	-	3,768	13,354	-
Realized gain on processing of ore stockpiles[3]	3,266	4,056	-	-
Accretion on Florence royalty obligation	3,703	2,132	3,416	-
Accretion on Cariboo consideration payable	9,423	8,399	1,555	-
Non-recurring other expenses for Cariboo acquisition	-	394	138	(916)
Estimated tax effect of adjustments	(6,644)	(15,644)	15,570	(194)
Adjusted net income	8,228	30,503	7,728	24,061
Adjusted EPS	$0.03	$0.10	$0.03	$0.08

TASEKO MINES LIMITED Management's Discussion and Analysis

1 Gain on acquisition of control of Gibraltar relates to the write-up of copper concentrate inventories to fair value for Taseko's 87.5% effective interest in Gibraltar at March 25, 2024.

2 Realized gain on sale of inventories relates to copper concentrate inventories that were written-up to fair value as part of the acquisition of control of Gibraltar that were subsequently sold.  The realized portion of the gain recorded for GAAP purposes has been included in Adjusted net income in the period the inventories were sold.

3 Realized gain on processing of ore stockpiles relates to ore stockpile inventories that were written-up to fair value as part of the acquisition of control of Gibraltar that were subsequently processed.  The realized portion of the gain recorded for GAAP purposes has been included in Adjusted net income (loss) in the period the inventories were processed.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") is presented as a supplemental measure of the Company's performance and ability to service debt.  Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present adjusted EBITDA because investors, analysts and rating agencies considering it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, depreciation and amortization, and also eliminates the impact of a number of transactions that are not considered indicative of ongoing operating performance.  Certain items of expense are added back and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

• Unrealized foreign exchange gains and losses;

• Unrealized gains and losses on derivative;

• Amortization of share-based compensation expense;

• Other operating costs;

• Call premium on settlement of debt;

• Loss on settlement of debt;

• Bargain purchase gains on Cariboo acquisition;

• Gain on acquisition of control of Gibraltar;

• Realized gains on sale of finished goods inventories;

• Realized gains on processing of ore stockpiles; and

• Non-recurring other expenses for Cariboo acquisition.

(Cdn$ in thousands)	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Net income (loss)	(27,838)	21,868	(28,560)	(21,207)
Depletion and amortization	27,974	25,210	22,425	24,641
Finance and accretion expenses	24,888	23,943	18,877	21,473
Finance income	(1,368)	(124)	(1,330)	(1,674)
Income tax expense (recovery)	2,918	(27,439)	(7,980)	11,707
Unrealized foreign exchange loss (gain)	14,287	(40,335)	2,074	40,462
Unrealized (gain) loss on derivatives and fair value adjustments	14,977	9,489	23,536	(25,514)
Share-based compensation expense (recovery)	6,299	4,820	5,349	(323)
Other operating costs	-	-	-	4,132
Realized gains on processing of ore stockpiles[1]	-	-	-	1,905
Adjusted EBITDA	62,137	17,432	34,391	55,602

1 Realized gain on processing of ore stockpiles relates to ore stockpile inventories that were written-up to fair value as part of the acquisition of control of Gibraltar that were subsequently processed.  The realized portion of the gain recorded for GAAP purposes has been included in Adjusted EBITDA in the period the inventories were processed.

TASEKO MINES LIMITED Management's Discussion and Analysis

(Cdn$ in thousands)	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Net (loss) income	(180)	(10,953)	18,896	38,076
Depletion and amortization	20,466	13,721	15,024	13,326
Finance and accretion expenses	25,685	21,271	19,849	12,804
Finance income	(1,504)	(911)	(1,086)	(972)
Income tax expense (recovery)	(200)	(3,247)	23,282	17,205
Unrealized foreign exchange loss (gain)	(7,259)	5,408	13,688	(14,541)
Unrealized (gain) loss on derivatives and fair value adjustments	1,821	10,033	3,519	1,636
Share-based compensation expense (recovery)	1,496	2,585	5,667	1,573
Other operating costs	4,098	10,435	-	-
Call premium on settlement of debt	-	9,571	-	-
Loss on settlement of debt	-	4,646	-	-
Gain on Cariboo acquisition	-	-	(47,426)	-
Gain on acquisition of control of Gibraltar[1]	-	-	(14,982)	-
Realized gains on sale of finished goods[2]	-	3,768	13,354	-
Realized gains on processing of ore stockpiles[3]	3,266	4,056	-	-
Non-recurring other expenses for Cariboo acquisition	-	394	138	-
Adjusted EBITDA	47,689	70,777	49,923	69,107

1 Gain on acquisition of control of Gibraltar relates to the write-up of copper concentrate inventories to fair value for Taseko's 87.5% effective interest in Gibraltar at March 25, 2024.

2 Realized gain on sale of finished goods relates to copper concentrate inventories that were written-up to fair value as part of the acquisition of control of Gibraltar that were subsequently sold.  The realized portion of the gain recorded for GAAP purposes has been included in Adjusted EBITDA in the period the inventories were sold.

3 Realized gain on processing of ore stockpiles relates to ore stockpile inventories that were written-up to fair value as part of the acquisition of control of Gibraltar that were subsequently processed.  The realized portion of the gain recorded for GAAP purposes has been included in Adjusted net income (loss) in the period the inventories were processed.

Earnings from mining operations before depletion, amortization and non-recurring items

Earnings from mining operations before depletion, amortization and non-recurring items is earnings from mining operations with depletion and amortization, and any items that are not considered indicative of ongoing operating performance added back.  The Company discloses this measure, which has been derived from the Company's financial statements and applied on a consistent basis, to assist in understanding the results of the Company's operations and financial position, and it is meant to provide further information about the financial results to investors.

TASEKO MINES LIMITED Management's Discussion and Analysis

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2025	2024	2025	2024
Earnings from mining operations	39,242	26,686	55,106	96,053
Add:
Depletion and amortization	27,876	20,466	75,511	49,211
Realized gain on sale of inventory	-	-	-	17,122
Realized gain on processing of ore stockpiles	208	3,266	208	7,322
Other operating costs	-	4,098	-	14,533
Earnings from mining operations before depletion, amortization and non-recurring items	67,326	54,516	130,825	184,241

1 Realized gain on sale of inventory relates to copper concentrate inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently sold.  The realized portion of these gains have been added back to earnings from mining operations in the period the inventories were sold.

2 Realized gain on processing of ore stockpiles relates to ore stockpile inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently processed.  The realized portion of these gains have been added back to earnings from mining operations in the period the inventories were processed.

Site operating costs per ton milled

The Company discloses this measure, which has been derived from the Company's financial statements and applied on a consistent basis, to assist in understanding the Company's site operations on a tons milled basis.

(Cdn$ in thousands)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Site operating costs (included in cost of sales)	117,651	86,067	68,917	100,495	107,712
Tons milled (thousands)	7,852	7,663	7,898	8,250	7,572
Site operating costs per ton milled	$14.98	$11.23	$8.73	$12.18	$14.23

Technical Information

The technical information contained in this MD&A related to Florence Copper is based on the report titled "NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona" issued on March 30, 2023 with an effective date of March 15, 2023, which is available on SEDAR+.  The Florence 2023 Technical Report was prepared under the supervision of Richard Tremblay, P. Eng., MBA, Richard Weymark, P. Eng., MBA, and Robert Rotzinger, P. Eng.  Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is employed by the Company as Vice President, Engineering, and Mr. Rotzinger is employed by the Company as Vice President, Capital Projects.  All three are Qualified Persons as defined by NI 43-101.

The technical information contained in this MD&A related to Yellowhead is based on the report titled "Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada" issued on July 10, 2025 with an effective date of June 15, 2025, which is available on SEDAR+.  The Yellowhead 2025 Technical Report was prepared under the supervision of Richard Weymark, P. Eng., MBA.  Mr. Weymark is employed by the Company as Vice President, Engineering and is a Qualified Person as defined by NI 43-101.